UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-11321

Universal American Financial Corp.

(name to be changed to Universal American Corp.)

NASDAQ Stock Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Six International Drive, Suite 190, Rye Brook, New York, 10573     (914) 934-5200

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒

Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal American Financial Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Senior Vice President &
November 30, 2007	By	/s/Mitchell J. Stier	General Counsel
Date	Name		Title

This voluntary delisting from the NASDAQ Global Select tier of The NASDAQ Stock Market under the trading symbol “UHCO” is a result of Universal American Financial Corp.’s pending move to the New York Stock Exchange. Universal American Financial Corp.’s first day of trading on the New York Stock Exchange under the trading symbol “UAM” is expected to be December 3, 2007.

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17CFR240.19d-1 as applicable. See General Instructions.